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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 2 )

DMI Furniture, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

233230101
(Cusip Number)

Daniel H. Abramowitz, Hillson Partners Limited Partnership, 6900 Wisconsin
 Avenue, Suite 501, Bethesda, Maryland  20815  (301) 656-9669
(Name, Address and Telphone Number of Person Authorized to Receive Notices
 and Communications)
June 30, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previousely filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
 Schedule because of Rule 13d-1(b)(3) or (4), check the following box    .

Check the following box if a fee is being paid with this statement    .


CUSIP N0.  233230101  Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hillson Partners Limited Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

	MARYLAND

7.  SOLE VOTING POWER

405,000 SHARES

8.  SHARED VOTING POWER

0 SHARES

9.  SOLE DISPOSITIVE POWER

405,000 SHARES

10.  SHARED DISPOSITIVE POWER

0 SHARES

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

405,000 SHARES

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.81%

14.  TYPE OF REPORTING PERSON*

PN

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Item 1.  Security and Issuer.

	This statement relates to the shares of common stock, $.10 par value per share
 (the "Shares") of DMI Furniture, Inc.  ("DMI") which maintains its principal executive offices at One Oxmoor Place, 101 Bullitt Lane, Louisville,
 Kentucky  40222.

Item 2.  Identity and Background.

	(a), (b) and (c) This statement is filed by Hillson Partners Limited Partnership ("Hillson"), 6900 Wisconsin Avenue, Suite 501, Bethesda, Maryland 20815. Hillson was formed as a limited partnership in October of 1991 under the laws of the State of Maryland for the purpose, among other things, of investing its assets in stocks, bonds and other financial instruments. The general partner of Hillson is Hillson Financial Management, Inc., a Maryland corporation whose President and controlling stockholder is

	(d)  During the past five years, neither Hillson nor Mr. Abramowitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) During the past five years, neither Hillson nor Mr. Abramowitz has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

	(f) Hillson is a Maryland limited partnership.

									Page 4 of 7 Pages

Item 3.  Source and Amount of Funds.

	The aggregate purchase price, including brokerage commissions, for the 405,000 Shares acquired by Hillson as of the close of business on March 26, 1999 is $1,187,656. Such funds were provided by Hillson's working capital.


Item 4.  Purpose of Transaction.

 Item 4 is hereby amended to add the following:

 Hillson believes that DMI's shares are significantly undervalued. Hillson has had discussions with management regarding various ways to enhance shareholder value, and Hillson expects to continue to have such discussions in the future. In the course of these discussions, Hillson requested, and was subsequently denied, representation on DMI's Board of Directors. In light of Hillson's increased ownership stake and the continued poor market performance of the Shares, Hillson has renewed its request for representation on the Board of
 Directors.   A copy of the letter from Hillson which, in part, requests
 Board representation is attatched as an exhibit to this Filing.

 Except as disclosed herein, Hillson has no current intention with respect to any action referred to in the text of Item 4 of Schedule 13D, however, Hillson reserves the right to act with respect to any of them as it deems in its own best interests at any time. Hillson may also buy or sell Shares in the future depending on price, availability and general market conditions.

Item 5.  Interest in Securities of the Issuer.

	(a)  As of the close of business on June 30, 2000, Hillson owned beneficially
 405,000 Shares representing 9.81% of the Shares outstanding.1

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(b)  The information in Items 7 through 10 of the cover sheet to this Schedule
 13D is incorporated herein by reference.

	(c)  All transactions by Hillson in the Shares in the sixty days preceding the date of the Statement are reported on Schedule A attached hereto and incorporated herein by reference.  All such transactions were open market transactions effected by Hillson, unless otherwise indicated, on the NASDAQ national market system.

	(d)  No person, other than Hillson, has the right to receive dividends from, and proceeds from the sale of, the Shares reported on herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None.

Item 7.  Material to be Filed as Exhibits.

	1. Letter from Hillson Financial Management, Inc. to DMI Furniture, Inc., dated July 7, 2000.







									Page 6 of 7 Pages

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2000

						Hillson Partners Limited Partnership

						By:  Hillson Financial Management, Inc.

						By:
						       Daniel H. Abramowitz
						       President

















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SCHEDULE A

	Transactions by Hillson Partners Limited Partnership in the Shares of DMI in the sixty days preceding the date of this Statement.

		      	Number of
Date		  	Shares Purchased	     	Price Per Share*

5/24/00     		 2,500			                2.091

6/30/00	     	48,300		                	2.032



*  Includes brokerage commissions



July 7, 2000

VIA FEDERAL EXPRESS
Mr. Donald D. Dreher
Chairman of the Board, President and CEO
DMI Furniture, Inc.
One Oxmoor Place
101 Bullitt Lane
Louisville, KY  40222

Dear Don:

	Enclosed please find an amended Schedule 13 D which we will be filing on Monday, July 10, 2000 with the Securities and Exchange Commission.
 The filing indicates that we have increased our ownership stake in the company to 405,000 shares, or 9.81% of the total number outstanding.
 According to publicly available information, this makes Hillson the company's largest stockholder.

	As you know, we are extremely disappointed with the Board's rejection of our request for a board seat.  Given our large ownership position in the company and the extended period of negative stock market returns, I had hoped that the
 Board would welcome the involvement, at the Board level, of a major shareholder.  Despite my continued efforts, that has not been the case.

	In light of our increased ownership stake, I am hereby requesting that the Board grant us two board seats as quickly as possible. While we continue to be very disappointed with the market performance of our stock, we still believe that the shares are significantly undervalued. However, we remain skeptical that the Board is taking the necessary steps to address these issues.
 We therefore feel that it is necessary to have our interests and those of other
 outside shareholders represented on the Board.	We remain anxious to work
 with you and the rest of the Board in an effort to enhance value for all the stockholders, and would like to begin doing so at the earliest possible date. However, if the Board continues to deny us the right to participate in the process at the Board level, we are prepared to consider all other options available to us. We have every intention of asserting our rights as shareholders and to take any and all steps we deem necessary in an effort to protect and enhance the value of our investment in DMI Furniture, Inc.

	I would respectfully request a response within ten days of your receipt of this letter.

							Very truly yours,


							Daniel H. Abramowitz

Enclosure.